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HERSHEY FOODS NEWS

FOR IMMEDIATE RELEASE                       CONTACT:      John C. Long
                                                         (717) 534-7631

November 9, 1998

                                                                   EXHIBIT 99


              Hershey Foods Exploring Sale of U.S. Pasta Business


Hershey, Pa. -- Hershey Foods Corporation announced today that it is exploring the possible sale of its U.S. pasta business and that Goldman, Sachs & Co. has been engaged to assist in this process.

Hershey, through its Hershey Pasta and Grocery Group, holds the number-one share position in the U.S. branded dry pasta category. Its eight regional brands include American Beauty, Ideal by San Giorgio, Light 'n Fluffy, P&R, Mrs. Weiss, Ronzoni, San Giorgio and Skinner pasta. In 1997, combined sales for Hershey's pasta business were $400 million.

"Hershey Foods has been involved in the pasta business since 1966 and today enjoys the leadership position in the U.S. branded dry pasta category. Over the years, this business has provided profitable growth and good cash flow for the corporation. After a thorough review of our strategic direction, we believe that we can generate a better return for our shareholders by focusing resources on our confectionery and related grocery and foodservice businesses," said Kenneth
L. Wolfe, Chairman and Chief Executive Officer of Hershey Foods.

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